ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF JANUARY 31, 2019

DATE, TIME AND PLACE: On January 31, 2019, at 1 p.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo, State of São Paulo.

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen.

QUORUM: The majority of the elected members.

RESOLUTIONS UNANIMOUSLY MADE:

1. Elected as a member of the Compensation Committee (non-management member) GERALDO JOSÉ CARBONE, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 8.534.857-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 952.589.818-00, domiciled in the city and state of São Paulo, at Rua do Rocio, 84, 10º andar, Vila Olímpia, CEP 04552-000, for the annual term of office in course, which, exceptionally, will be effective until the members elected in the first meeting of this Board after the Annual General Stockholders’ Meeting of 2019 take office, and in replacement of ISRAEL VAINBOIM, who is no longer in office on this date.

2. The creation of the Social Responsibility Committee was approved and its scope will consist of defining strategies to strengthen the Company’s corporate social responsibility and monitoring the performance of the social institutions related to it and the initiatives directly carried out by the Company.

2.1. The Social Responsibility Committee will report to the Company’s Board of Directors and its Internal Charter will consist of the wording approved in the form of the attachment to these minutes (Attachment I) and will be composed of at least three (3) and at most ten (10) members elected on an annual basis by the Board of Directors.

2.2. Those nominated to serve on the Social Responsibility Committee for the annual term of office that, exceptionally, will be effective until the members elected in the first meeting of this Board after the Annual General Stockholders’ Meeting of 2019 take office, are:

Chairman: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 6.045.777-6 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942;

Members: ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, teacher, bearer of the Identity Card (RG-SSP/SP) No. 13.861.521-4 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000; CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 10.266.958-2 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 039.690.188-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; CLAUDIA POLITANSKI, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 16.633.770-5 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 132.874.158-32, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 5.654.446-7 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 771.733.258-20, domiciled in the city and state of São Paulo at Praça General San Martin, 23, Jardim América, CEP 01439-030; and PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of the Identity Card (RG-SSP/SP) No. 19.979.952-0 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 551.222.567-72, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 4º andar, Itaim Bibi, CEP 04538-132.

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF JANUARY 31, 2019

OF ITAÚ UNIBANCO HOLDING S.A.    Page 2

3. The amendments to the Policy for the Disclosure of Material Act or Fact, the Company’s Securities Trading Policy and the Policy for the Nomination of members of the Board of Directors, of the Committees related to the Board of Directors and of the Executive Board were approved.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), January 31, 2019. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Alfredo Egydio Setubal, Amos Genish, Ana Lúcia de Mattos Barreto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes – Directors.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

ATTACHMENT I

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

INTERNAL CHARTER OF THE SOCIAL RESPONSIBILITY COMMITTEE

1.

CHARTER – The operation of the SOCIAL RESPONSIBILITY COMMITTEE of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of the Committee’s opinions and representation in management bodies and the Company’s General Stockholders’ Meeting, will be governed by this Internal Charter (“Charter”).

2.

COMPOSITION – THE SOCIAL RESPONSIBILITY COMMITTEE shall report to the Company’s Board of Directors (“Board of Directors”) and shall be composed of at least three and at most ten management members of the Company and/or its subsidiaries with great expertise on the matter, and it may have the participation of specialists who are not management members, in the capacity of external advisors.

2.1.	The members will be elected by the Board of Directors for a term of office of one (1) year.

2.2.	The Chairman will be appointed by the Board of Directors from among the Directors elected as members of the Committee.

2.3.	The duty of the member of the SOCIAL RESPONSIBILITY COMMITTEE is non-delegable.

2.4.	The Board of Directors may elect or remove members at any time.

2.5.

In the event of vacancy of a member due to removal from office, resignation, death, proven incapacity, disability or loss of office or other events provided for in law, the Board of Directors will appoint a substitute to complete the term of office of the replaced member. The appointment of a new member will not be necessary if the number of remaining members is equal to or higher than the minimum required under the terms of item 2 of this Charter.

3.

DUTIES OF THE SOCIAL RESPONSIBILITY COMMITTEE – the body is responsible for (i) defining strategies to strengthen the Company’s corporate social responsibility, in all of its elements, including a strategy voluntary work; (ii) monitoring the performance of social institutions related to the Company and the initiatives carried out directly by the Company; (iii) ensuring the appropriate level of autonomy between the institutions that carry out social work and the Company; (iv) promoting the search for synergies and opportunities to increase efficiency between the institutions and the Company and between the institutions themselves;

(v) approving the multiannual budget for initiatives that depend on the Company’s funding; (vi) monitoring the quality of the governance of each institution; (vii) defining the process of allocation of funding via the Rouanet Law and other incentive laws and approving contributions to be made by the Company or other companies of the Itaú Unibanco Conglomerate.

4.	MEETINGS – The meetings will be held at least every six months upon the convening of its Chairman.

4.1.	The meetings will be convened by means of notices that will be sent via telephone or electronic mail as early as necessary to enable the participation of the members.

4.2.	Convening notices are waived for meetings where the full quorum of members is present.

4.3.	The meetings will be validly installed when at least the absolute majority of the members are present.

4.4.	The meetings may be attended in person or via conference call or video conference.

4.5.	Whenever possible, the meeting’s agenda and the supporting documentation will be distributed in advance.

4.6.	In addition to the ordinary meetings, the SOCIAL RESPONSIBILITY COMMITTEE may schedule meetings with the Company’s Board of Officers and Board of Directors whenever necessary.

5.

DUTIES – In addition to respecting the legal duties inherent to the position, the members of the SOCIAL RESPONSIBILITY COMMITTEE and the external advisors shall base their conduct on high ethical standards and respect and encourage good corporate governance practices in the Company, ensuring strict confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

6.	OMITTED CASES – Any omissions in this Charter will be resolved by the Chairman ad referendum of the SOCIAL RESPONSIBILITY COMMITTEE.

7.	AMENDMENTS – This Charter may only be amended by the Board of Directors.